Right On Brands, Inc.

6501 Dalrock Road, Suite 100

Rowlett, TX 75089

(214) 736-7252

December 6, 2022

REQUEST FOR QUALIFICATION

Mr. Austin Patton

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

Re:	Right on Brands, Inc. Form 1-A/A Amendment No. 2 - Request for Qualification File No. 024-12037

Dear Mr. Patton:

On behalf of Right On Brands, Inc. (the “Company”), I hereby request qualification of the above- referenced Amendment at 4:00 p.m., Eastern Time, on Wednesday, December 7, 2022, or as soon thereafter as is practicable.

The Company’s Offering in its Form 1-A/A is under Regulation Tier 2 and therefore does not require any state blue sky approvals.

There is no compensation arrangement that requires FINRA approval.

Very Truly Yours,

/s/ Jerry Grisaffi

Jerry Grisaffi

CEO

Right On Brands, Inc.